Exhibit 99.5

TMX, NYSE — HBM
2012 No. 10

Hudbay Releases First Quarter 2012 Results

Production and Operating Costs in Line with 2012 Guidance

Highlights

•                  Contained metal production and operating costs in line with guidance.

•                  Operating cash flow before change in non-cash working capital was $42.2 million, a slight increase compared with the same period last year.

•                  Lalor production shaft sinking commenced and underground diamond drilling is underway; initial Lalor production on track for mid-2012.

•                  Reed construction proceeding on schedule.

•                  Constancia project recommendation remains on track for mid-2012 as engineering and procurement continues.

Toronto, Ontario, May 9, 2012 — HudBay Minerals Inc. (“Hudbay” or the “company”) (TSX:HBM) (NYSE:HBM) today released its first quarter 2012 financial results. The company reported a profit of $8.0 million, or $0.05 per share, in the first quarter of 2012, compared to a profit of $15.1 million, or $0.11 per share in the first quarter of 2011. Operating cash flow before change in non-cash working capital was $42.2 million, or $0.25 per share*, in the first quarter of 2012 compared to $41.9 million, or $0.27 per share, in the first quarter of 2011. First quarter 2012 profit was negatively affected by the following significant, non-cash items, which Hudbay does not view as part of its core operations:

	Pre-tax amount ($ millions)	After-tax amount ($ millions)	Per Share ($/share)
Impairments on zinc inventory	$3.4	$2.0	$0.01
Other finance losses from junior mining investments and foreign exchange	$7.8	$5.8	$0.03
Deferred income tax expense arising from capitalized community payment obligations	$2.8	$2.8	$0.02

*Refer to “Non-IFRS Measures” at the conclusion of this press release

“Our operating results to date enable us to remain confident in our ability to meet our 2012 guidance,” said David Garofalo, Hudbay’s president and chief executive officer. “This year marks the beginning of a transition for Hudbay as we prepare to close two higher-cost, mature operations and transition to lower-cost and long-life assets in Lalor and Constancia. We believe these assets have the potential to grow as we gain underground drilling access at Lalor and through incorporating the Pampacancha deposit into the Constancia mine plan.”

Financial Results Driven by Higher Sales Volumes

Revenues increased to $187.0 million in the first quarter of 2012 compared to $177.3 million in the first quarter of 2011. The $9.7 million increase in revenue reflects higher sales volumes of contained copper and gold metal in copper concentrate compared to the same period in 2011.

Operating costs per tonne of ore at the 777 mine in the first quarter of 2012 were 10% higher compared to the same period in 2011, primarily due to additional ground support requirements and timing of maintenance. The Flin Flon concentrator’s operating costs per tonne in the first quarter of 2012 decreased by 4% compared to the same period in 2011 largely due to increased throughput.

Consistent Cash Flow Generation

Operating cash flow before change in non-cash working capital was $42.2 million, or $0.25 per share, in the first quarter of 2012 compared to $41.9 million, or $0.27 per share, in the first quarter of 2011. Capital expenditures increased to $78.5 million during the first quarter of 2012 compared to $45.6 million in the first quarter of 2011 due to higher capitalized expenditures at Lalor and Constancia, offset in part by reduced sustaining capital expenditures and the sale of the Fenix project in the third quarter of 2011.

Cash and cash equivalents decreased to $770.7 million at March 31, 2012 from $899.1 million at December 31, 2011. Operating cash flow generation during the first quarter was more than offset by a temporary $70.5 million buildup in working capital due mainly to the timing of customer payments, capital expenditures of $78.5 million and dividend payments of $17.2 million. Together with its unused credit lines, Hudbay has available liquidity of approximately $1.0 billion and no debt.

Lalor Development and Construction Advancing Well; Ventilation Shaft Now Sunk to Approximately 700 Metres

At the 100% owned Lalor project, Hudbay has spent approximately $245 million on the project to March 31, 2012, and entered into an additional $98.5 million in commitments for the project.

During the quarter, development work was completed on the 795, 810 and 825 metre levels as well as the undercut and development for the ventilation shaft breakthrough. Hudbay is currently ramping to the 840 metre level and the base of the main ventilation shaft. On the 795 metre level, construction has begun on the rockbreaker station and the ventilation doors. The 810 metre level ventilation doors are near complete, ahead of the ventilation shaft breakthrough. Project development and construction work is focused on initial production up the ventilation shaft, which remains on track for mid-2012. The ventilation shaft is now sunk to approximately 700 metres and is expected to reach its ultimate depth of 835 metres by July 2012.  With the main production headframe complete and the main production hoist commissioned, sinking of the main shaft commenced early in April 2012.

Basic engineering for the concentrator is well underway and the company has placed orders for the surface crusher and the sag and ball mills. We expect to commence production from the main shaft and new concentrator in late 2014 with the first full year of production expected in 2015.

Reed Copper Project Construction Continues; Trench Grouting Program Commences

At Hudbay’s 70% owned Reed copper project, site clearing and levelling for the trench, portal and lay down storage area were completed in mid-March and a construction office trailer has been set-up at site. Entire site clearing and a new access road off of Provincial Highway 39 was completed in April. Drilling for the trench portal grouting program and tendering for the trench excavation commenced in April. Initial production is expected by third quarter of 2013 and is anticipated to ramp up to full production of approximately 1,300 tonnes per day by the first quarter of 2014.

Constancia Engineering, Procurement and Early Site Preparation Proceeding Well

Front-end engineering and design work at Hudbay’s 100% owned Constancia project is nearing completion. The principal beneficiation permit is expected in June and other permit applications remain on track. Value engineering efforts are underway, with optimization efforts focused on areas such as camp accommodations, water management and tailings impoundment. Hudbay has placed fixed price orders and has supplier commitments for over US$223 million in project equipment, including grinding mills and mobile equipment. US$32 million in capital expenditures has been invested in the Constancia project during the first quarter of 2012 out of a total project capital cost estimate of US$1.5 billion. The anticipated project schedule currently remains unchanged, with first production expected in 2015 and full production in 2016. By mid-2012, management expects to present Hudbay’s Board of Directors with a formal project recommendation, including a financing plan.

Key Financial Results

	Three Months Ended March 31
($000s except per share amounts)	2012	2011
Revenue	187,038	177,345
Profit before tax	24,579	34,371
Profit from continuing operations	7,970	15,870
Basic and diluted earnings per share(1)	0.05	0.11
Profit for the period	7,970	15,087
Operating cash flow(2)	42,247	41,864
Operating cash flow per share(2),(3)	0.25	0.27
Cash and cash equivalents	770,704	899,077	(4)
Total assets	2,487,395	2,524,551	(4)

(1) Attributable to owners of the company

(2) Before change in non-cash working capital.

(3) Refer to “Non-IFRS measures” at the conclusion of this press release.

(4)As at December 31, 2011

Non-IFRS Measures

Operating cash flow per share is included in this press release because the Company believes that the inclusion of this measure helps an investor to assess performance and that certain investors use this measure to assess Hudbay’s performance. Operating cash flow per share helps investors evaluate changes in cash flow while taking into account changes in shares outstanding. This measure does not have a meaning prescribed by IFRS and is therefore unlikely to be comparable to similar measures presented by other issuers. This measure should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS and is not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate this measure differently.

Operating cash flow per share

The following table presents our calculation of operating cash flow per share for the three months ended March 31, 2012 and March 31, 2011.

	Three Months Ended
	Mar. 31	Mar. 31
($000s except share and per share amounts)	2012	2011
Operating cash flow before change in non-cash working capital	42,247	41,864
Weighted average shares outstanding	171,912,598	156,008,830
Operating cash flow per share	0.25	0.27

Website Links

Hudbay:

www.hudbayminerals.com

Management’s Discussion and Analysis:

http://media3.marketwire.com/docs/Q12012MDAHBM.pdf

Financial Statements:

http://media3.marketwire.com/docs/Q12012FSHBM.pdf

Conference Call and Webcast

Date:	Thursday, May 10, 2012

Time:	10 a.m. ET

Webcast:	www.hudbayminerals.com

Dial in:	416-644-3417 or 877-974-0446

Replay:	416-640-1917 or 877-289-8525

Replay Passcode:	4533118#

The conference call replay will be available until midnight (Eastern Time) on May 24, 2012. An archived audio webcast of the call also will be available on Hudbay’s website.

Forward-Looking Information

This press release contains “forward-looking statements” and “forward-looking information” (collectively, “forward-looking information”) within the meaning of applicable Canadian and United States securities legislation. All information contained in this press release, other than statements of current and historical fact, is forward-looking information. Forward-looking information includes information that relates to, among other things, our objectives, strategies, and intentions and future financial and operating performance and prospects. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects”, “budget”, “guidance”, “scheduled”, “estimates”, “forecasts”, “strategy”, “target”, “intends”, “objective”, “goal”, “understands”, “anticipates” and “believes” (and variations of these or similar words) and statements that certain actions, events or results ‘‘may’’, ‘‘could’’, ‘‘would’’, ‘‘should’’, ‘‘might’’ ‘‘occur’’ or ‘‘be achieved’’ or ‘‘will be taken’’ (and variations of these or similar expressions). All of the forward-looking information in this press release is qualified by this cautionary statement.

Forward-looking information includes, but is not limited to, continued production at our 777, Trout Lake and Chisel North mines, continued processing at our Flin Flon concentrator, Snow Lake concentrator and Flin Flon zinc plant, our ability to develop our Lalor, Constancia and Reed projects and the anticipated scope of, cost of and development plans for, these projects, anticipated timing of our projects and events that may affect our projects (including the timing of decisions by our Board of Directors and governmental authorities), anticipated effect of external factors on revenue, such as commodity prices, anticipated exploration and development expenditures and activities and the possible success of such activities, estimation of mineral reserves and resources, mine life projections, timing and amount of estimated future production, reclamation costs, economic outlook, government regulation of mining operations, and business and acquisition strategies.

Forward-looking information is not, and cannot be, a guarantee of future results or events. Forward-looking information is based on, among other things, opinions, assumptions, estimates and analyses that, while considered reasonable by us at the date the forward-looking information is provided, inherently are subject to significant risks, uncertainties, contingencies and other factors that may cause actual results and events to be materially different from those expressed or implied by the forward-looking information. The material factors or assumptions that we identified and were applied by us in drawing conclusions or making forecasts or projections set out in the forward looking information include, but are not limited to:

•                  the success of mining, processing, exploration and development activities;

•                  the accuracy of geological, mining and metallurgical estimates;

•                  the costs of production;

•                  the supply and demand for metals we produce;

•                  the volatility of commodity prices;

•                  the volatility in foreign exchange rates;

•                  the supply and availability of concentrate for our processing facilities;

•                  the supply and availability of reagents for our concentrators;

•                  the availability of third party processing facilities for our concentrate;

•                  the supply and availability of all forms of energy and fuels at reasonable prices;

•                  the availability of transportation services at reasonable prices;

•                  no significant unanticipated operational or technical difficulties;

•                  the execution of our business strategy, including the success of our strategic investments;

•                  the availability of financing for our exploration and development projects and activities;

•                  the ability to complete project targets on time and on budget and other events that may affect our ability to develop our projects;

•                  the timing and receipt of various regulatory and governmental approvals;

•                  the availability of personnel for our exploration, development and production projects and ongoing employee relations;

•                  maintaining good relations with the communities in which we operate, including the communities surrounding our Constancia project;

•                  no significant unanticipated challenges with stakeholders at our various projects;

•                  no significant unanticipated events relating to regulatory, environmental, health and safety matters;

•                  no contests over title to our properties, including as a result of rights or claimed rights of aboriginal peoples;

•                  the timing and possible outcome of pending litigation and no significant unanticipated litigation;

•                  any assumptions related to taxes, including, but not limited to current tax laws and regulations; and

•                  no significant and continuing adverse changes in general economic conditions or conditions in the financial markets.

The risks, uncertainties, contingencies and other factors that may cause actual results to differ materially from those expressed or implied by the forward-looking information may include, but are not limited to, risks generally associated with the mining industry, such as economic factors (including future commodity prices, currency fluctuations and energy prices), uncertainties related to the development and operation of our projects, depletion of our reserves, risks related to political or social unrest or change and those in respect of aboriginal and community relations and title claims, operational risks and hazards, including unanticipated environmental, industrial and geological events and developments and the inability to insure against all risks, failure of plant, equipment, processes, transportation and other infrastructure to operate as anticipated, compliance with government and environmental regulations, including permitting requirements and anti-bribery legislation, dependence on key personnel and employee relations, volatile financial markets that may affect our ability to obtain financing on acceptable terms, uncertainties related to the geology, continuity, grade and estimates of mineral reserves and resources and the potential for variations in grade and recovery rates, uncertain costs of reclamation activities, our ability to comply with our pension and other post-retirement obligations as well as the risks discussed under the heading “Risk

Factors” in our most recent Annual Information Form, Form 40-F and Management’s Discussion and Analysis for the three months ended March 31, 2012.

Should one or more risk, uncertainty, contingency or other factor materialize or should any factor or assumption prove incorrect, actual results could vary materially from those expressed or implied in the forward-looking information. Accordingly, you should not place undue reliance on forward-looking information. We do not assume any obligation to update or revise any forward-looking information after the date of this press release or to explain any material difference between subsequent actual events and any forward-looking information, except as required by applicable law.

Note to United States Investors

Information concerning Hudbay’s mineral properties has been prepared in accordance with the requirements of Canadian securities laws, which differ in material respects from the requirements of SEC Industry Guide 7. Under Securities and Exchange Commission (the “SEC”) Industry Guide 7, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time of the reserve determination, and the SEC does not recognize the reporting of mineral deposits which do not meet the United States Industry Guide 7 definition of “Reserve”.

In accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”) of the Canadian Securities Administrators, the terms “mineral reserve”, “proven mineral reserve”, “probable mineral reserve”, “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Definition Standards for Mineral Resources and Mineral Reserves adopted by the CIM Council on December 11, 2005.

While the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are recognized and required by NI 43-101, the SEC does not recognize them. You are cautioned that, except for that portion of mineral resources classified as mineral reserves, mineral resources do not have demonstrated economic value. Inferred mineral resources have a high degree of uncertainty as to their existence and as to whether they can be economically or legally mined.

It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Therefore, you are cautioned not to assume that all or any part of an inferred mineral resource exists, that it can be economically or legally mined, or that it will ever be upgraded to a higher category. Likewise, you are cautioned not to assume that all or any part of measured or indicated mineral resources will ever be upgraded into mineral reserves. You are urged to consider closely the disclosure on the technical terms in Schedule A “Glossary of Mining Terms” of Hudbay’s annual information form for the fiscal year ended December 31, 2011, available on SEDAR at www.sedar.com and incorporated by reference as Exhibit 99.1 in Hudbay’s Form 40-F filed on April 2, 2012 (File No. 001-34244).

About Hudbay

Hudbay (TSX, NYSE: HBM) is a Canadian integrated mining company with assets in North and South America principally focused on the discovery, production and marketing of base and precious metals. Hudbay’s objective is to maximize shareholder value through efficient operations, organic growth and accretive acquisitions, while maintaining its financial strength. A member of the S&P/TSX Composite Index and the S&P/TSX Global Mining Index, Hudbay is committed to high standards of corporate governance and sustainability. Further information about Hudbay can be found on www.hudbayminerals.com.

For further information, please contact:

John Vincic

Vice President, Investor Relations and Corporate Communications

(416) 362-0615

john.vincic@hudbayminerals.com